SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  17 March 2005

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F X       Form 40-F
                                  ---               ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes       No X
                                    ---      ---

 (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes       No X
                                    ---      ---

 (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
                          Commission filing on EDGAR.)

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes       No X
                                    ---      ---

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 CORUS GROUP plc



Date: 17 March 2005                         By  Theresa Robinson
    ------------------                          ----------------

                                                Name: Mrs T Robinson
                                                Group Secretariat Co-ordinator

                                                                    [corus logo]

News Release

17 March 2005
Ref: 261


Corus Group plc 2004 Preliminary Results


Highlights

o    Group operating profit of (pound)582m
o Underlying operating profit of (pound)627m, an improvement of (pound)693m over 2003*
o    'Restoring Success' accounts for approximately 30% of the improvement
o    Retained profit of (pound)446m
o    Earnings per share of 10 pence
o    Net debt reduced to (pound)854m, gearing ratio of 27%
o    Debt maturity extended and new working capital facility secured


--------------------------------------------------------------------------------
(pound) millions unless stated                         2004             2003
--------------------------------------------------------------------------------
Turnover                                              9,332            7,953
--------------------------------------------------------------------------------
Group operating profit/(loss)                           582             (208)
--------------------------------------------------------------------------------
EBITDA*                                                 934              250
--------------------------------------------------------------------------------
Operating profit/(loss)*                                627              (66)
--------------------------------------------------------------------------------
Pre-tax profit/(loss)                                   559             (255)
--------------------------------------------------------------------------------
Retained profit/(loss)                                  446             (305)
--------------------------------------------------------------------------------
Earnings/(loss) per share (pence)                     10.05p           (9.25)p
--------------------------------------------------------------------------------
Net debt at end of period                              (854)          (1,013)
--------------------------------------------------------------------------------

* before restructuring and impairment costs. Refer to supplementary information note 12 for reconciliation to the Group's operating profit/(loss)


Outlook Summary
o    Global growth remains relatively strong
o Stockbuilding in European and North American markets has softened demand in the first half of 2005
o Overall H1 2005 trading environment expected to be broadly in line with second half of 2004
o Conditions more uncertain as year progresses. Looking to recover significant raw material cost increases
o    Further benefits from Restoring Success
o    Intention to recommence dividend payments in respect of 2005


Corus
30 Millbank
London SW1P 4WY
T +44 (0)20 7717 4444
www.corusgroup.com

Operating performance

The Group operating profit for 2004 was (pound)582m compared to a loss of (pound)208m in 2003. The improvement reflected a combination of more favourable market conditions together with benefits from the Group's 'Restoring Success' programme. The profit in the first half amounted to (pound)147m, increasing to (pound)435m in the second half. The underlying operating profit, excluding restructuring and impairment costs, amounted to (pound)627m, compared with an equivalent loss of (pound)66m in 2003.

The improvement in the Group operating result was evident in all four divisions, although most notably in the three steel divisions, which achieved a 19% rise in turnover against unchanged sales volume of 21mt. Turnover for the aluminium division rose by 6%, with a 10% rise in sales volume offset by a 3% fall in average revenue.

Restructuring and impairment costs included in the operating result amounted to a net charge of (pound)45m, including (pound)13m in the first half and (pound)32m in the second half. Restructuring and impairment costs in the first half were mainly related to the announced closure of the heavy section mill at Scunthorpe. In the second half there were redundancy and related costs for a series of ongoing efficiency measures across the Group and net charges to recognise impairments of fixed assets and goodwill.

The Group experienced a significant increase in raw material and energy costs during 2004, with notably large increases in coking coal, iron ore and scrap, but was able to recover the increase in steel selling prices and to enhance margins, as global demand for steel remained strong and global surplus capacity reduced. Total Group turnover for the period was (pound)9,332m, an increase of 17% on 2003. Total operating costs, including restructuring and impairment costs rose by 7% to (pound)8,750m but excluding these items, operating costs rose by 9%.

After net income from joint ventures, disposals and interest, profit before tax amounted to (pound)559m. The retained profit for the year amounted to (pound)446m, an improvement of (pound)751m on the previous year and represented basic earnings per share of 10.05p.

'Restoring Success'

The Restoring Success programme accounted for approximately 30% of the year on year improvement in the Group operating result prior to restructuring and impairment charges. The programme is designed to deliver EBITDA benefits of (pound)680m per annum by the end of 2006 from a base of June 2003. At the end of 2004, annualised exit rate benefits of (pound)335m had been secured, equivalent to nearly 50% of the overall target. The programme comprises three broad areas:
     o Existing initiatives, which include previously announced headcount reductions (where almost all had been achieved by the end of 2004), the 'World Class IJmuiden' programme (also completed in 2004) and the 'High Performance Strip UK' programme (on target for completion by end
          2005).
     o The UK restructuring programme, which aims to improve the efficiency of the UK steelmaking assets. The capital investment for this programme is on target to be completed in the first half of 2005 and the benefits are on course to be realised progressively from mid 2005 and into 2006.


                      Corus Group plc 2004 Preliminary Results - Press Release 2

     o New initiatives, related to the sharing and implementation of best practice across the Group and the enrichment of the product and customer mix towards premium end markets.

The table below summarises progress to date, based on annualised exit rate benefits.

     ======================================================================
     Initiative              End 2006 targets     Progress to December 2004
     ======================================================================
     Existing initiatives      (pound)210m              (pound)165m
     ----------------------------------------------------------------------
     UK restructuring          (pound)120m          Benefits from 2005 H2
     ----------------------------------------------------------------------
     New initiatives           (pound)350m              (pound)170m
     ----------------------------------------------------------------------
     Gross target              (pound)680m              (pound)335m
     ----------------------------------------------------------------------


As part of the UK restructuring programme, Teesside's steelmaking capacity becomes surplus to the Group's internal requirements in 2006. Teesside has, therefore, been refocused as a slab exporter and has entered into an agreement effective from 2 January 2005 with a consortium of re-rolling companies to supply slab under a ten year off-take contract. Under this agreement the consortium will take at cost slab production in 2005 and 2006 that is surplus to Corus' internal requirements, and approximately 78% of output thereafter. The consortium will pay Corus a total of US$157m and will also contribute approximately 76% of the expected US$100m of capital expenditure requirements to enable identified improvements to be undertaken.

Full implementation of the Restoring Success programme is designed to close the competitive gap with Corus' European peers by the end of 2006. This gap as measured by the EBITDA to sales ratio, is estimated to have reduced from 6% in 2003, to 4.5% in the first half of 2004 and 2.6% in the second half of 2004.


Debt and cash flow

Net debt of (pound)854m at 1 January 2005, compared with (pound)1,013m at 3 January 2004. The reduction of (pound)159m mainly reflected the improved operating profit, described above, which more than offset an increase in working capital requirements and higher capital expenditure. The increase in working capital requirements was predominantly associated with higher stock values reflecting the significant increase in raw material costs. Stock tonnages remained broadly unchanged from 2003. The ratio of working capital to turnover was maintained at 18%. The period end gearing ratio was 27% compared to 37% for the prior year.


Financing

The funding position of the Group has been strengthened through a number of specific initiatives including:

     o the disposal of non-core businesses and assets, which generated net proceeds of (pound)118m.
     o the issue of (euro)800m 7.5% bonds due 2011 and concurrent tender offer for the (euro)400m 5.375% bonds due 2006.
     o an increase in the debtor securitisation programme by (pound)60m to (pound)275m and an extension of the final maturity from 2007 to 2009.
     o subsequent to the year end, the completion of a (euro)800m replacement bank facility on substantially more favourable terms.


                      Corus Group plc 2004 Preliminary Results - Press Release 3

These actions have successfully extended the maturity profile of the Group's debt with no significant debt repayments now due until 2007.


Financial reporting

As part of the process to improve communications, Corus will begin quarterly reporting from June 2005 onwards. A restatement of the 2004 results under International Financial Reporting standards will be released on 23 May 2005. The first results that Corus publishes under these new rules will be the interim accounts for the six months to end June 2005, and the first annual report and accounts will be for the twelve months to end December 2005.


Dividend

No dividend payment is being recommended for 2004. It is the Board's current intention to recommence dividend payments for 2005.(1)


The Board

During 2004, Corus further strengthened the Board and broadened its international experience. Jacques Schraven was appointed as Non-Executive Deputy Chairman and Rauke Henstra, who has responsibility for the Strip Products Division was appointed as an executive director. Three directors will have retired by the time of the AGM in June. Richard Turner, a non-executive director, retired in December and Maarten van Veen, who has been a non-executive director since the formation of Corus in 1999, will retire at the end of May. Stuart Pettifor, the Chief Operating Officer, joined the Board in 2001 and also retires at the end of May after more than 40 years of service.


Corus Nederland Supervisory Board

Leo Berndsen, the Chairman of the Supervisory Board of Corus Nederland, the Group's wholly owned subsidiary, will be retiring at the completion of his four year term in September. The Supervisory Board will recommend Jacques Schraven be appointed as a member at its General Meeting on 1 June. He will succeed Leo Berndsen as Chairman on his retirement.


Disposals

Good progress has been made with the disposal programme for non-core businesses. With regard to our aluminium activities, Corus remains committed to finding an alternative future for these businesses outside the Group. Notwithstanding this, the aluminium businesses have continued to receive appropriate investment and continue to perform well.



(1) The Group's borrowing facilities contain minimum financial ratios relating to the payment of dividends.


                      Corus Group plc 2004 Preliminary Results - Press Release 4

Beyond Restoring Success - the 'Corus Way'

The Restoring Success programme was established to close the competitive gap between Corus and the average of its European peers and to make the Group more resilient to the steel cycle. The Group is now halfway through the programme and good progress is being made to achieve these objectives. The Group is starting to develop a longer term perspective - the 'Corus Way' - that will build on three key business goals: best supplier to best customers, world class processes and selective growth, underpinned by the commitment of passionate people. The objectives are to differentiate Corus from its competitors and allow the Group to deliver value for its shareholders.

The Corus Way will evolve over the next 18 months and build on the momentum that has been created by Restoring Success, driving a culture of value creation throughout the organisation.



Commenting on the result and the market outlook, Philippe Varin, Chief Executive said;

We remain on track to deliver the full benefits of Restoring Success. We are sharpening our commercial performance, disposing of non-core assets and have completed the refinancing of the Group. As such we are building a firmer foundation for future growth. Our 2004 performance is a clear indication that we are delivering on our commitment to close the competitive gap with our European peers by the end of 2006.

With regard to the outlook, global growth remains relatively strong and the demand/supply balance is tight by historical standards, generally supportive of a positive outlook for 2005. Stock building in European and North American markets has softened demand in the first half of 2005, but the resumption of demand from China is expected to progressively restore balance. Overall, we expect the first half trading environment to be broadly in line with the second half of last year. As the year progresses we see conditions as more uncertain. We will look to recover the significant raw material cost increases through higher selling prices and we expect further benefits from Restoring Success.

--------------------------------------------------------------------------------
  Corus Group Plc (LSE/AEX: CS; NYSE: CGA) is one of the world's largest metal producers with annual turnover of over (pound)9 billion and major operating facilities in the U.K., the Netherlands, Germany, France, Norway and Belgium. Corus' four divisions comprising Strip Products, Long Products, Distribution
  & Building Systems and Aluminium provide innovative solutions to the construction, automotive, rail, general engineering and packaging markets worldwide. Corus has 48,300 employees in over 40 countries and sales offices and service centres worldwide. Combining international expertise with local customer service, the Corus brand represents quality and strength.
--------------------------------------------------------------------------------


                      Corus Group plc 2004 Preliminary Results - Press Release 5

     The full preliminary report is attached to this press release. Copies of today's announcement are available on the Corus website: www.corusgroup.com

Contacts:   Investor Relations:    Tel. +44 (0) 20 7717 4501/4503/4504
                                   Fax. +44 (0) 20 7717 4604
                                   e-mail: investor@corusgroup.com

            Corporate Relations:   Tel.  +44 (0) 20 7717 4502/4532/4505
                                   Fax.  +44 (0) 20 7717 4316

            Mailing address:       30 Millbank, London, SW1P 4WY, United Kingdom



                      Corus Group plc 2004 Preliminary Results - Press Release 6

                                                                    [corus logo]

--------------------------------------------------------------------------------

     Corus Group plc
     Preliminary report for the year ended 1 January 2005

--------------------------------------------------------------------------------


     Contents

     2     Review of the Period
     13    Consolidated Profit and Loss Account
     14    Consolidated Balance Sheet
     15    Statement of Total Recognised Gains and Losses
     15    Reconciliation of Movements in Shareholders' Funds
     16    Consolidated Cash Flow Statement
     18    Reconciliation of Net Cash Flow to Movement in Net Debt
     18    Analysis of Net Debt
     19    Supplementary Information
     27    Appendix



     The Consolidated Profit and Loss Account, Consolidated Balance Sheet, Statement of Total Recognised Gains and Losses, Reconciliation of Movements in Shareholders' Funds and the Consolidated Cash Flow Statement shown in respect of the year ended 1 January 2005 are extracted from the full accounts for that year which were approved by the Board of Directors on 17 March 2005 and will be filed with the Registrar of Companies. The financial information contained in this preliminary report does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The report of the auditors on these accounts is unqualified and does not contain a statement under Section 237 (2) or (3) of the Companies Act 1985.

     The Report and Audited Financial Statements will be mailed to shareholders in April at which time copies will also be available from the Secretary's Office, Corus, 30 Millbank, London SW1P 4WY, or by telephoning 0800 484113.


                        Corus Group plc 2004 Preliminary Results - Main Report 1

Review of the period


Group operating performance

The Group operating profit for 2004 was (pound)582m (2003: loss of (pound)208m). The profit in the first half amounted to (pound)147m, increasing to (pound)435m in the second half. Restructuring and impairment costs included in the operating result amounted to a net charge of (pound)13m in the first half and (pound)32m in the second half. Excluding these costs, the profit in the first half amounted to (pound)160m, increasing to (pound)467m in the second half.

The underlying operating profit (i.e. excluding restructuring and impairment costs) in 2004 of (pound)627m compared with an equivalent loss of (pound)66m in 2003. The improvement was evident in all divisions, although most notably in the three steel divisions. The Group experienced a significant increase in raw material and energy costs during 2004, but was able to recover the increase in steel selling prices and to enhance margins as global demand for steel remained strong and global surplus capacity reduced. The Group also benefited from the Restoring Success initiatives launched in 2003.

Total Group turnover for the period was (pound)9,332m (2003: (pound)7,953m), an increase of 17% from 2003. Sales volume for steel was unchanged from 2003 at 21mt, but average revenue rose by 19% reflecting the strong growth in steel selling prices in response to rising raw material costs and growth in global demand for steel. Turnover for the Aluminium division also rose compared with 2003, but by the lower amount of 6%. This increase was due to sales volume with average revenue 3% lower than in 2003.

In total for the Group, average revenue per tonne for the period of (pound)434 was 17% higher than 2003 driven by the steel increases referred to above. Steel prices, which had risen strongly in the first half of 2004 in comparison with the second half of 2003, continued to rise through the year resulting in an overall increase for the Group in average revenue per tonne in the second half of 2004 of 18%. Turnover in the second half increased to (pound)4,855m from (pound)4,477m in the first half.

Operating costs in 2004 were (pound)8,750m (2003: (pound)8,161m) and included a net charge of (pound)45m in respect of restructuring and impairment costs (2003:
(pound)142m). Excluding the restructuring and impairment costs, operating costs increased by 9%. In particular, the Group saw its overall raw material costs increase by 18% in 2004, with notably large increases in coking coal, iron ore and scrap.


Group structure

Corus reorganised towards the end of 2003 into a structure that comprises four main operating divisions - Strip Products, Long Products, Distribution & Building Systems and Aluminium. The constituent parts of each of these divisions are shown in the appendix on page 27. As a consequence of the reorganisation, the Group's review of the period and segmental results are structured on this new divisional basis, having previously consisted of carbon steel and aluminium only. Nevertheless, there are certain industry factors that are common to the steel based divisions - Strip Products, Long Products and Distribution & Building Systems - and these are discussed under the heading 'Carbon steel market' below.


                        Corus Group plc 2004 Preliminary Results - Main Report 2

Review of the period


Prior to 2004, Corus reported sales volume on the basis of deliveries of Corus sourced material i.e. excluding deliveries from its distribution and further processing operations that were sourced from other steel companies. However, with the new segmental structure, sales volume is now reported on the basis of all deliveries, whether Corus sourced or otherwise. The consequence is that sales volumes for 2003 have been re-presented and this also has an effect on average revenue figures quoted.


Carbon steel market

Economic climate
In 2004 the global economy enjoyed its strongest period of development in twenty years, with economic growth accelerating from 2.8% in 2003 to an estimated 4.1% in 2004. The expansion led by the USA and China was particularly strong in the first half, when the global economy grew by 4.6% year on year. The second half was more subdued as the USA and China sought to moderate their very high growth to more sustainable levels.

In Corus' core EU markets economic performance has been mixed. In the UK, mainly due to tighter monetary policy, economic growth moderated from 3.5% in the first half to an estimated 2.9% in the second half, a level still well above trend. In contrast, the euro-zone's performance in 2004 was more subdued. Economic growth in the first half was below trend at 1.7% and there was only a slight improvement in the second half, when growth increased to 2%. Furthermore, most of the growth was in response to external demand with euro-zone exports growing 6% during the year. Domestic demand (investment and consumer spending) remained relatively weak.

Steel market
Overall global supply and demand remains heavily influenced by China. In 2004, China accounted for around 28% of total global steel demand and 26% of total global crude steel production. Any change in Chinese domestic production or demand can, therefore, have a material effect on the global supply/demand balance. This balance improved significantly in 2004 with steel demand growth strong, largely due to China, but also with significant growth in other regions. On the supply side, total installed capacity rose more slowly than crude steel production and it is estimated that global effective steelmaking capacity utilisation increased from 91% in 2003 to 94% in 2004, with surplus capacity at historically low levels. As well as limited available capacity, production of crude steel in 2004 is thought to have been limited by physical shortages of raw materials in some locations. Supplies of key raw materials were diverted to feed the domestic Chinese industry, creating a very tight global market for iron ore, coal, coke and bulk shipping. Supplies of steel scrap also tightened. Against this background, raw material and freight costs for steel production globally rose substantially during the year. The improvement in the supply/demand balance provided a positive climate for pricing of steel products. Further strong upward pressure on prices resulted from steelmakers' generally successful attempts to recover large increases in the prices of raw materials in their steel selling prices.

Estimated UK demand for the Group's main carbon steel products at 10.9 mt was some 8% higher in 2004 than in 2003. The UK industrial sector grew strongly in the first half of 2004 with output up in most industries. The strong performance was not sustained, however, and, against the backdrop of some softening in external demand and overstocking by domestic customers, output in many industries declined in the second half. For the year in total


                        Corus Group plc 2004 Preliminary Results - Main Report 3

Review of the period


overall UK industrial activity was virtually unchanged. The UK construction market remained strong through 2004, with activity levels up by an estimated 8%. In the automotive sector, UK car production was flat for the year but commercial vehicle output grew by 11%. Stock levels increased significantly during the year, particularly for strip products, as end-users and merchants sought to rebuild stocks that had been run down during 2003. The build up in stocks contributed to the general slowdown in demand in the latter part of the year.

Corus carbon steel deliveries to the UK market in 2004 totalled 6.3mt, of which approximately 5.6mt were from Corus produced material and 0.7mt from material sourced from other steel producers. Deliveries in the first half of 2004 were 3.4mt, but reduced in the second half to 2.9mt, due to reduced market activity, seasonal factors and the aforementioned stock build up. The Group's estimated UK market share in 2004 for main carbon steel products was 51% (2003: 52%). In the first half, the downward trend in imports seen during 2003 continued, resulting in an improvement in market share to 53%. However, this trend was reversed in the second half, when a sharp increase in imports coupled with higher deliveries from other UK producers pushed market share down to an estimated 49%.

In continental Europe steel demand grew by around 4% in 2004 to reach an estimated 151mt for the EU (excluding the UK). The performance of EU steel using industries was mixed, with activity levels in the first half generally stronger than the second half. Construction output continued to be depressed by weak demand in Germany, but engineering sectors performed better, benefiting in particular from export growth. Stock levels increased significantly, fed by imports that began to increase during the second half from a relatively low level in the first half.


Divisional performance

The performance of the Group's four main operating divisions are discussed below.


                        Corus Group plc 2004 Preliminary Results - Main Report 4

Review of the period


Strip Products Division

  (pound) millions unless stated                           Year 2004    First half 2004   Year 2003
 --------------------------------------------------------------------------------------------------
  Turnover                                                   4,724           2,222           3,916
 --------------------------------------------------------------------------------------------------
  Deliveries (kt)                                           12,060           6,164          11,592
 --------------------------------------------------------------------------------------------------
  Operating result                                             366             111              25
 --------------------------------------------------------------------------------------------------
  Operating result (pre restructuring & impairment costs)      386             110              47
 --------------------------------------------------------------------------------------------------


Operating performance
Gross turnover for the period was (pound)4,724m (2003: (pound)3,916m) of which (pound)841m (2003: (pound)734m) was intra-group (i.e. to other divisions within Corus). The increase in gross turnover of 21% was attributable to an increase of 16% in average revenue per tonne and of 4% in total deliveries. Average revenue per tonne for the period amounted to (pound)392 compared with (pound)338 in 2003. Average revenue per tonne in the first half of 2004 amounted to (pound)360 increasing to (pound)424 in the second half. Gross deliveries in the year were 12.1mt, compared with 11.6mt in 2003. Of that total, intra-group sales accounted for 2.5mt (2003: 2.9mt), leaving external market sales at 9.6mt, 0.9mt higher than 2003.

Operating costs for the period were (pound)4,358m, which was 12% higher than in the previous year, both before and after restructuring and impairment costs, and mainly driven by significant increases in global raw material prices.

The operating profit for 2004 was (pound)366m, an improvement of (pound)341m compared with 2003. Excluding restructuring and impairment costs, the underlying result improved by (pound)339m. The operating profit in the first half of 2004 was (pound)111m, improving to (pound)255m in the second half. The improvement was dominated by the effect of significant increases in selling prices, partially offset by the substantial rise in raw material costs during the year. The Restoring Success programme also contributed to the improvement year on year. The World Class IJmuiden programme was finalised in 2004, achieving the full benefit target, and the High Performance programme in the UK remained on track, although the adverse impact of a mix of varying quality imported coke impacted on manufacturing performance.


Market environment
Strong demand in China, the Far East and the USA had a positive effect on mainland European manufacturing exports, and European strip steel demand levels are expected to be some 8% higher in 2004 than 2003. This growth was achieved despite only modest improvements in activity levels in the major end-user sectors and reflected a significant recovery in steel stock levels. Underlying consumption of strip steel in the UK market grew by around 3% in 2004, with strong growth in construction activity, compensating for slower growth in vehicle output and engineering. By contrast, the overall supply of the division's main products to the UK market grew by 10% in 2004, reflecting not only the improvement in industry activity and business confidence, but also moves by service centre and end user customers to rebuild stocks. The main build up of stocks occurred in the first half, with a correction underway towards the end of the year. After improving in the first half, the division's UK market share for its main products slipped back in the second half as imports rose. UK share in 2004 as a whole is estimated at 49% compared with 50% in 2003.


                        Corus Group plc 2004 Preliminary Results - Main Report 5

Review of the period


Long Products Division

  (pound) millions unless stated                             Year 2004   First half 2004   Year  2003
 -----------------------------------------------------------------------------------------------------
  Turnover                                                     2,605          1,275          2,149
 -----------------------------------------------------------------------------------------------------
  Deliveries (kt)                                              8,172          4,181          8,194
 -----------------------------------------------------------------------------------------------------
  Operating result                                               215             24           (138)
 -----------------------------------------------------------------------------------------------------
  Operating result (pre restructuring & impairment costs)        177             31            (47)
 -----------------------------------------------------------------------------------------------------


Operating performance
Gross turnover for the period was (pound)2,605m (2003: (pound)2,149m) of which (pound)750m (2003: (pound)613m) was intra-group. The increase in gross turnover of 21% was entirely attributable to higher average selling prices that reflected strong demand across the product range, both domestically and internationally, and the need to offset the impact of significantly increased raw material costs. Against this background, average revenue per tonne rose from (pound)262 to (pound)319. Gross deliveries in the year were relatively flat compared with 2003 at 8.2mt. Of that total, intra-group sales accounted for 3.1mt (2003: 2.9mt), leaving external market sales at 5.1mt, 0.2mt lower than 2003.

Driven by substantial increases in raw material prices, operating costs for the period were (pound)2,390m, which was 5% higher than in the previous year, and 11% higher before restructuring and impairment costs that included the reversal of an impairment provision in respect of Teesside fixed assets.

The operating profit for 2004 was (pound)215m, an improvement of (pound)353m compared with 2003. Excluding restructuring and impairment costs, the underlying result improved by (pound)224m, reflecting the improvement in margins through both mix and selling price increases, which overall produced gains ahead of the increase in the input cost of raw materials, augmented by the benefits of the Restoring Success programme in Long Products. The operating profit in the first half of 2004 was (pound)24m, improving to (pound)191m in the second half.


Market environment
In the UK, demand for the division's main products grew by some 3% in 2004, reflecting the continued strength of the construction market and increased investment spending in offshore and renewable energy. Similar demand increases were experienced in the earthmoving sector and in engineering steels, in part influenced by shortages. The division's UK market share for its main products fell slightly to an estimated 53% in 2004 from 54% in 2003, due to an increase in imports and a rise in deliveries by other UK producers. Stock levels for some products also increased during the year.

In mainland Europe the situation was more mixed, with construction activity remaining subdued, but other sectors benefiting from export growth and increased investment spending. Overall demand from North America was strong in selected markets that remain important for the division, most notably the earthmoving and engineering steels sectors.


                        Corus Group plc 2004 Preliminary Results - Main Report 6

Review of the period



Distribution & Building Systems Division

  (pound) millions unless stated                             Year 2004   First half 2004    Year 2003
 -----------------------------------------------------------------------------------------------------
  Turnover                                                     2,606           1,225          2,272
 -----------------------------------------------------------------------------------------------------
  Deliveries (kt)                                              6,348           3,210          6,942
 -----------------------------------------------------------------------------------------------------
  Operating result                                                67               7           (20)
 -----------------------------------------------------------------------------------------------------
  Operating result (pre restructuring & impairment costs)         83              11            (1)
 -----------------------------------------------------------------------------------------------------


Operating performance
Gross turnover for the period was (pound)2,606m (2003: (pound)2,272m) of which (pound)72m (2003: (pound)42m) was intra-group. The increase in gross turnover of 15% was attributable to an increase of 25% in average revenue per tonne, partially offset by a reduction in total deliveries of 9%. Turnover in the second half of 2004 increased to (pound)1,381m from (pound)1,225m in the first half, as a result of the full impact of first half selling price increases and further rises during the second half. Average revenue per tonne for the period amounted to (pound)411 compared with (pound)327 in 2003. Unprecedented selling price increases were achieved in the UK during 2004 on the back of supplying mill price increases. Markets across Europe were similarly affected by the price increases as the rise in steel makers' input costs, fuelled by demand in China, fed through into finished product prices. Average revenue per tonne in the first half of 2004 amounted to (pound)382 increasing to (pound)440 in the second half, reflecting the full impact of first half selling price rises and further rises in the second half. Gross deliveries in the year were 6.3mt, compared with 6.9mt in 2003, with the vast bulk of sales being to the external market. Trading business volumes fell in 2004, as 2003 had included exceptionally high levels of slab supply into Asia and, in particular, into China. Underlying distribution and building products sales remained broadly in line with 2003.

Operating costs for the period were (pound)2,539m, which was 11% higher than in the previous year, both before and after restructuring and impairment costs. The increase in operating costs mainly reflected the substantial rise in material costs for the division as finished steel product prices rose.

The operating profit for 2004 was (pound)67m, an improvement of (pound)87m compared with 2003. Excluding restructuring and impairment costs of (pound)16m in 2004, the underlying result improved by (pound)84m. The improvement was driven by the selling price increases detailed above, together with benefits from the Restoring Success programme, with specific progress in the areas of market and product development, restructuring and purchasing initiatives. The operating profit in the first half of 2004 was (pound)7m, improving to (pound)60m in the second half.


Market environment
In the UK, market demand for the core products processed and distributed by the division strengthened, with growth in both strip and long products. In Mainland Europe markets, demand was similarly stronger except for the building products sector, which remained flat in comparison with 2003.


                        Corus Group plc 2004 Preliminary Results - Main Report 7

Review of the period


Aluminium Division

  (pound) millions unless stated                             Year 2004   First half 2004   Year 2003
 ----------------------------------------------------------------------------------------------------
  Turnover                                                     1,092           537           1,028
 ----------------------------------------------------------------------------------------------------
  Deliveries (kt)                                                656           330             598
 ----------------------------------------------------------------------------------------------------
  Operating result                                                 9            26              26
 ----------------------------------------------------------------------------------------------------
  Operating result (pre restructuring & impairment costs)         50            27              31
 ----------------------------------------------------------------------------------------------------


Operating performance
Gross turnover for the period was (pound)1,092m (2003: (pound)1,028m) of which (pound)40m (2003: (pound)36m) was intra-group. The increase in gross turnover of 6% was attributable to an increase of 10% in total deliveries, partially offset by a reduction in average revenue per tonne of 3%. Lower average revenues reflected the impact of higher output from the Duffel rolling mill, which has a relatively lower value sales mix than the Koblenz rolling mill, and lower margins for the division's Canadian operation due to the weakening of the US dollar. Average revenue per tonne in the first half of 2004 amounted to (pound)1,627 increasing to (pound)1,702 in the second half. Gross deliveries in the year were 0.7mt, compared with 0.6mt in 2003, with the bulk of sales being to the external market.

Operating costs for the period were (pound)1,083m, which was 8% higher than in the previous year, and 5% higher before restructuring and impairment costs.

The operating profit for 2004 was (pound)9m, a deterioration of (pound)17m compared with 2003. However, the result included an impairment in the value in use of the fixed assets associated with the division's smelting operations in Europe. Excluding restructuring and impairment costs, the underlying result improved by (pound)19m. The improvement was attributable to better operational performance and increased volume and product mix enhancement, which helped to compensate for the negative impact of higher primary metal prices that the rolling businesses were unable to fully recover. The operating profit in the first half of 2004 was (pound)26m, worsening to a loss of (pound)17m in the second half, in particular reflecting the impact of the impairment charge.


Market environment
Demand for rolled and extruded products in Europe recovered in the first half of 2004 from a downward trend in the second half of 2003. In the second half of 2004, however, demand was lacklustre. Overall demand grew by some 2.7% following an increase of some 2% in 2003. The transport and packaging sectors supported the growth; the construction market giving a mixed picture with negative sentiment still in the German market. In contrast, in North America, demand grew by over 9%. As a consequence of this and capacity having been taken out of the market, margins over metal rose substantially. Asian markets also showed high growth rates in 2004. After several years of stagnation, the Japanese market recovered with 4% growth, while Chinese consumption increased by some 16%.

Global demand for primary aluminium rose by 9.3% in 2004 to over 30mt, having also grown by over 6% in 2003. The growth was supported by developments in China and the economic recovery in the USA. Growth in Western Europe was a more moderate 2.4%. As a result, after some years of oversupply, the market moved into a deficit. Stock decreased and the weakening US dollar supported an upward trend in the aluminium metal price.


                        Corus Group plc 2004 Preliminary Results - Main Report 8

Review of the period


Central and other

In addition to the divisional results, there are certain other net costs that are not allocated to divisions. These include costs relating to stewardship, corporate governance and country holdings, statutory adjustments (including pension adjustments) and profit in stock elimination on inter-division transfers. Overall net costs totaled (pound)75m in the period (2003:
(pound)101m), a reduction of (pound)26m compared with 2003. Excluding restructuring and impairment costs, these costs were (pound)69m (2003:
(pound)96m).


Restructuring and impairment costs

The restructuring and impairment costs in the first half were mainly related to the announced closure of the heavy section mill at Scunthorpe. In the second half there were redundancy and related costs for a series of ongoing efficiency measures across the Group and net charges to recognise impairments of fixed assets and goodwill. Within the net impairment charge, the Group has reassessed the value in use of the fixed assets at Teesside based on the ten year off-take contract entered into and, as a result, has made a reversal of the existing impairment provision by (pound)65m. Offsetting this, the Group has recognised an impairment in the value in use of the fixed assets associated with its aluminium smelting operations in Europe ((pound)38m), following losses associated at least in part with high energy costs and the strength of the euro against the US dollar. Lesser charges have also been taken against fixed assets, largely in the UK, that have or are to come out of use. In addition, the balance of goodwill on previous acquisitions of Kienle & Spiess and Sogerail (now Corus Rail France) has been written off following impairment reviews.


Profit and loss account

The Corus share of results of joint ventures and associated undertakings amounted to a profit of (pound)30m in 2004 (2003: (pound)9m). The increase from 2003 was attributable to a general improvement in performance across the Group's joint ventures and associated undertakings, reflecting the improved conditions in the steel market that also benefited the Group's result.

The net profit on disposals amounted to (pound)68m in 2004 (2003: (pound)45m). The profit arose from the sale of non-core assets and businesses, including the sale of surplus land at Llanwern and Bryngwyn, the Group's piling commercial operations in the UK, the Tuscaloosa mini-mill in the USA and the North American service centres.

Net interest payable of (pound)121m (2003: (pound)101m) included charges relating to the early redemption of the (euro)400m bonds due 2006 and the write off of unamortised issue costs on the syndicated bank facility.

The Group's net tax charge of (pound)119m relates entirely to taxation on overseas profits and joint ventures.

Retained profit for the period was (pound)446m (2003: loss of (pound)305m) The basic earnings per share was 10.05p (2003: loss of 9.25p).


                        Corus Group plc 2004 Preliminary Results - Main Report 9

Review of the period


Net debt and cash flow

Net debt decreased by (pound)159m in the period from (pound)1,013m at 3 January 2004 to (pound)854m at 1 January 2005. Net debt consisted of borrowings of (pound)1,454m less cash balances and deposits of (pound)600m. The decrease in net debt compared with 2003 was due primarily to improved trading performance, resulting in higher operating cash flow, together with increased disposal proceeds, partially offset by higher tax costs and increased capital expenditure.

There was a net cash inflow from operating activities of (pound)568m reflecting, in the main, a total operating profit of (pound)582m and non-cash charges of (pound)339m in respect of depreciation, amortisation and rationalisation costs, partially offset by an increase in working capital of (pound)340m and the cash cost of restructuring and rationalisation measures (pound)49m.

There was a net cash outflow on investments and servicing of finance of (pound)110m reflecting the average level of net debt during the period. There was also a cash outflow on capital expenditure and financial investment of (pound)282m, after the sale of tangible fixed assets of (pound)37m.

The net cash inflow from acquisitions and disposals of (pound)81m mainly arose from the disposals of Tuscaloosa, the North American service centres and the Group's commercial sheet piling operations.

Tax payments in the period totalled (pound)93m.


Capital Expenditure

Capital expenditure amounted to (pound)377m in 2004 (2003: (pound)163m). The increase from 2003 reflected the impact of planned capital expenditure associated with UK restructuring, progress on major schemes approved in 2003 (such as the reline of no. 7 blast furnace at IJmuiden and the aircraft plate capacity expansion at Koblenz), and a generally higher level of scheme approvals in 2004 in support of the Restoring Success programme.


Employees

At the end of December 2004 the number of employees in the Group was 48,300 compared to 49,400 at the end of December 2003. The net reduction of 1,100 reflected disposals, principally in North America, and the continuation of the Group's restructuring programme and productivity improvements. The average number of employees in the Group for the period was 48,600 (2003: 50,300).


                       Corus Group plc 2004 Preliminary Results - Main Report 10

Review of the period


Acquisitions and disposals

Corus completed the sale of the North American service centres during the first quarter of 2004 for CAD$67m (approximately (pound)30m).

On 30 April 2004 Corus completed the sale of its commercial sheet piling operations for proceeds of (pound)26m.

Corus concluded the sale of Corus Tuscaloosa, on 17 July 2004 for a gross consideration of US$90m (approximately (pound)49m).

On 16 December 2004, following regulatory approval, Corus completed the purchase of the remaining 50% shareholding in Segal S.A. to add to its current holding of 50%, for a consideration of (euro)25m (approximately (pound)17m). Segal is a Belgian hot dipped galvanising line.

Following the year end, Corus disposed of the assets of its direct reduced iron facility at Mobile in the USA, which had been mothballed since November 2000.


Accounting policies

The financial statements to 1 January 2005 have been prepared in accordance with the Companies Act 1985 and the applicable accounting standards in the UK. They also include a reconciliation of earnings and equity under US GAAP as set out in note 15 of "Supplementary Information" in this release.

During 2004, Corus adopted UITF Abstract 38 'Accounting for ESOP trusts' and related amendments to Abstract 17 'Employee share schemes'. In particular, UITF 38 changed the balance sheet presentation of Corus' own shares held in ESOP trusts from recognising them as assets to deducting them in arriving at shareholders' funds. This change in accounting policy had no impact on profit and loss accounts previously reported, but reduced net assets by (pound)1m. The comparative balance sheets have been restated for this effect.

In addition to this change, there have been eight new UK standards issued by the Accounting Standards Board since the last Report & Accounts. These were FRS 20 'Share Based Payments', FRS 21 'Events after the Balance Sheet Date', FRS 22 'Earnings per Share', FRS 23 'The Effects of Changes in Foreign Exchange Rates', FRS 24 'Financial Reporting in Hyperinflationary Economies', FRS 25 'Financial
Instruments: Disclosure and Presentation', FRS 26 'Financial Instruments:
Measurement', and FRS 27 'Life Assurance'. These standards are only applicable for accounting periods beginning on or after 1 January 2005, and are part of the programme of convergence between UK accounting practice and international accounting policies, as discussed below. Given these facts, Corus has chosen not to adopt any of these changes early for the 2004 Report & Accounts.

Although FRS 17 'Retirement Benefits' was issued in November 2000, its full requirements also do not need to be met until accounting periods beginning on or after 1 January 2005 (delayed from 22 June 2003 under the original ASB proposals). The full requirements of the standard have not yet been adopted by Corus but the required


                       Corus Group plc 2004 Preliminary Results - Main Report 11

Review of the period


transitional disclosures have been made since 2001. FRS 17 requires any surplus or deficit on the Group's pension schemes to be recognised in the balance sheet. The four principal pension schemes that Corus operates remain in a net surplus, which at 1 January 2005 is estimated to be (pound)66m. However, after taking into account other schemes within the Group and all associated deferred tax balances, this is reduced to a net liability of (pound)30m. It should be noted that each scheme's ongoing funding arrangements are not affected by the FRS 17 disclosure requirements or other accounting standards.


International accounting policies

Corus will start to prepare its consolidated accounts under International Accounting Standards (IASs) and International Financial Reporting Standards (IFRSs) from 1 January 2005.

Corus continues to assess the latest changes to international accounting standards and interpretations of those standards, in particular IFRIC 3 (proposing to treat emission rights as intangible assets) and IFRIC 4 (providing further guidance on those agreements to be treated as leases). Until this assessment and the planned external review of the restatement of 2004 have been completed, Corus does not consider it appropriate to disclose the financial impact of the application of IASs and IFRSs. However, as well as changes in the presentation and format of primary statements and notes to the accounts, the most significant areas of change will be in the treatment of the following:
     o Employee benefits, in particular pension costs and balances that will no longer reflect the smoothing effect of SSAP 24.
     o Convertible debt, which will have to be disclosed and accounted for as separate debt and equity elements.
     o Goodwill, which is no longer amortised and instead is assessed for impairment on an annual basis.
     o Share based remuneration, where costs must be recognised on a fair value basis and where there is no exemption for UK Inland Revenue approved or similar share save schemes.
     o Development and software costs, where there is a greater emphasis to capitalise such items.
     o Deferred tax balances, which can no longer be discounted and are recognised on the basis of temporary differences rather than timing differences.
     o Derivative financial instruments, which must be carried in the balance sheet at their fair value.

The first results that Corus publishes under these new rules will be the interim accounts for the six months to end June 2005, and the first annual report and accounts will be for the twelve months to end December 2005. At that time comparative periods will be restated to show the full effect of the changes from UK accounting practice and details will be provided of all adjustments that have been necessary to shareholders' equity and retained results. In advance of the announcement of the interim accounts, Corus intends to separately publish a restatement of the 2004 results under international accounting policies on 23 May 2005.


                       Corus Group plc 2004 Preliminary Results - Main Report 12

Consolidated profit and loss account
                                                 Audited    Unaudited    Audited
                                                    2004   first half       2003
                                                (pound)m         2004   (pound)m
                                                             (pound)m


Turnover: group and share of joint ventures        9,625       4,626      8,203
Less: share of joint ventures' turnover             (293)       (149)      (250)
                                                ---------   ---------  ---------
Group turnover                                     9,332       4,477      7,953

Total operating costs                             (8,750)     (4,330)    (8,161)
                                                ---------   ---------  ---------

Group operating profit/(loss)                        582         147       (208)

Share of operating results of joint
ventures and associated undertakings                  30          12          9
                                                ---------   ---------  ---------

Total operating profit/(loss)                        612         159       (199)

Profit on sale of fixed assets                        34          27         47
Profit/(loss) on disposal of group undertakings       34          26         (2)
                                                ---------   ---------  ---------

Profit/(loss) before interest                        680         212       (154)


Net interest and investment income:
Group                                               (118)        (48)       (98)
Joint ventures and associated undertakings            (3)         (1)        (3)
                                                ---------   ---------  ---------

Profit/(loss) before taxation                        559         163       (255)
Taxation                                            (119)        (64)       (53)
                                                ---------   ---------  ---------

Profit/(loss) after taxation                         440          99       (308)
Minority interests - equity                            6           1          3
                                                ---------   ---------  ---------

Profit/(loss) for the financial period               446         100       (305)
Dividends - equity                                     -           -          -
                                                ---------   ---------  ---------

Profit/(loss) retained for the financial period      446         100       (305)

                                                =========   =========  =========

Earnings per share
Basic earnings/(loss) per ordinary share          10.05p       2.25p     (9.25)p

                                                =========   =========  =========

Diluted earnings/(loss) per ordinary share         9.41p       2.17p     (9.25)p
                                                =========   =========  =========


All results arise from continuing operations


                       Corus Group plc 2004 Preliminary Results - Main Report 13

Consolidated balance sheet

                                                         Audited   Unaudited    Audited
                                                            2004  first half   Restated
                                                        (pound)m        2004       2003
                                                                    (pound)m   (pound)m
Fixed assets
Intangible assets                                             73          92         96
Tangible assets                                            2,811       2,641      2,729
Investments in joint ventures                                 97          95         91
Investments in associated undertakings                        12           7          8
Other investments and loans                                   66          71         60
                                                       ---------   ---------  ---------

                                                           3,059       2,906      2,984
                                                       ---------   ---------  ---------

Current assets
Stocks                                                     1,732       1,500      1,404
Debtors: amounts falling due after more than one year        485         467        479
                                                       ---------   ---------  ---------
Debtors: amounts falling due within one year               1,668       1,677      1,347
Less: securitisation of trade debtors                       (275)       (215)      (215)
                                                       ---------   ---------  ---------
Net debtors falling due within one year                    1,393       1,462      1,132
Short term investments                                       217          15        138
Cash at bank and in hand                                     383         225        242
                                                       ---------   ---------  ---------

                                                           4,210       3,669      3,395

Creditors: amounts falling due within one year            (1,883)     (1,723)    (1,583)
                                                       ---------   ---------  ---------

Net current assets                                         2,327       1,946      1,812
                                                       ---------   ---------  ---------

Total assets less current liabilities                      5,386       4,852      4,796

Creditors: amounts falling due after more than one year
Convertible bonds                                           (332)       (316)      (332)
Other borrowings                                          (1,075)     (1,026)      (948)
Other creditors                                              (26)        (27)       (28)
Provisions for liabilities and charges                      (620)       (566)      (605)
Accruals and deferred income
Regional development and other grants                        (33)        (36)       (40)
                                                       ---------   ---------  ---------

                                                           3,300       2,881      2,843
                                                       =========   =========  =========


Capital and reserves
Called up share capital                                    1,696       1,696      1,696
Share premium account                                        168         167        167
Statutory reserve                                          2,338       2,338      2,338
Other reserves                                               201         201        201
Profit and loss account                                   (1,145)     (1,566)    (1,606)
                                                       ---------   ---------  ---------


Shareholders' funds - equity interests                     3,258       2,836      2,796
Minority interests
Equity interests in subsidiary undertakings                   42          45         47
                                                       ---------   ---------  ---------

                                                           3,300       2,881      2,843

                                                       =========   =========  =========


                       Corus Group plc 2004 Preliminary Results - Main Report 14

Statement of total recognised gains and losses

                                                          Audited    Unaudited    Audited
                                                             2004   first half       2003
                                                         (pound)m         2004   (pound)m
                                                                      (pound)m


Profit/(loss) for financial period                            446          100       (305)

Exchange translation differences on
foreign currency net investments                                -          (61)        89
                                                         ---------    ---------  ---------

Total recognised profits/(losses) relating to the period      446           39       (216)

                                                         =========    =========  =========





Reconciliation of movements in shareholders' funds

                                                          Audited    Unaudited    Audited
                                                             2004   first half   Restated
                                                         (pound)m         2004       2003
                                                                      (pound)m   (pound)m


Shareholders' funds at beginning of period                  2,797        2,797      2,722

Accounting policy change (*)                                   (1)          (1)         -
                                                         ---------    ---------  ---------

Shareholders' funds at beginning of period restated         2,796        2,796      2,722

Profit/(loss) for the period                                  446          100       (305)

Exchange translation differences on
foreign currency net investments                                -          (61)        89

Transfer of goodwill                                           10            -          -

Issue of conditional share awards                               5            1          -

Investment in own shares                                        -            -         (1)

New shares issued                                               1            -        291

                                                         ---------    ---------  ---------

Shareholders' funds at end of period                        3,258        2,836      2,796

                                                         =========    =========  =========

(*) See Accounting policies on page 11


                       Corus Group plc 2004 Preliminary Results - Main Report 15

Consolidated cash flow statement

                                                                 Audited    Unaudited     Audited
                                                                    2004   first half        2003
                                                                (pound)m         2004    (pound)m
                                                                             (pound)m

Net cash inflow/(outflow) from
operating activities                                                 568         (35)         224

Dividends from joint ventures and
associated undertakings                                               4            2            4

Returns on investments and servicing of finance
Interest and other dividends received                                12            4           15
Interest paid                                                      (104)         (57)        (116)
Premium received on issue of new loans                                8            -             -
Premium paid on redemption of Eurobond                               (9)           -             -
Issue costs of new loans                                            (15)           -          (16)
Interest element of finance lease rental payments                    (2)          (1)          (2)
                                                               ---------    ---------    ---------
Net cash outflow from returns on investments
and servicing of finance                                           (110)         (54)        (119)
                                                               ---------    ---------    ---------

Taxation

UK corporation tax                                                    -            -            -
Overseas tax paid                                                   (93)         (51)         (50)
                                                               ---------    ---------    ---------

Tax paid                                                            (93)         (51)         (50)
                                                               ---------    ---------    ---------

Capital expenditure and financial investment
Purchase of tangible fixed assets                                  (312)        (125)        (163)
Sale of tangible fixed assets                                        37           28           82
Purchase of other fixed asset investments                           (12)          (12)          -

Sale of other fixed asset investments                                 -            -            3
Loans to joint ventures and associated undertakings                  (1)          (1)          (5)
Repayment of loans by joint ventures
and associated undertakings                                           6            1            2
                                                               ---------    ---------    ---------
Net cash outflow from capital expenditure
and financial investment                                           (282)        (109)         (81)
                                                               ---------    ---------    ---------

Acquisitions and disposals
Purchase of subsidiary undertakings and businesses                  (17)           -          (17)
Net cash acquired with subsidiary undertakings and businesses
                                                                      6            -            -
Investments in joint ventures and associated undertakings            (5)           -           (9)
Sale of businesses and subsidiary undertakings                       95           30            5
Sale of joint ventures and associated undertakings                    2            -            1
                                                               ---------    ---------    ---------

Net cash inflow/(outflow) from acquisitions and disposals            81            30         (20)

                                                               ---------    ---------    ---------

                       Corus Group plc 2004 Preliminary Results - Main Report 16

                                                        Audited     Unaudited     Audited
                                                           2004    first half        2003
                                                       (pound)m          2004    (pound)m
                                                                     (pound)m

Equity dividends paid to shareholders                         -             -           -

                                                       ---------     ---------   ---------
Net cash inflow/(outflow) before use of
liquid resources and financing                              168          (217)        (42)
                                                       ---------     ---------   ---------

Management of liquid resources
Net (purchase)/sale of short term investments               (82)          120         (96)


Financing
Issue of ordinary shares                                      1             -         307
Share issue expenses                                          -             -         (16)
                                                       ---------     ---------   ---------

Cash inflow from issue of ordinary shares                     1             -         291
                                                       ---------     ---------   ---------

New loans                                                   558           146           2
Repayment of borrowings                                    (503)          (53)       (144)
Capital element of finance lease rental payment              (1)            -          (1)
                                                       ---------     ---------   ---------

Increase/(decrease) in debt                                  54            93        (143)
                                                       ---------     ---------   ---------

Net cash inflow from financing activities                    55            93         148
                                                       ---------     ---------   ---------

Increase/(decrease) in cash in period                       141           (4)          10
                                                       =========     =========   =========


                       Corus Group plc 2004 Preliminary Results - Main Report 17

Reconciliation of net cash flow to movement in net debt

                                                           Audited     Unaudited       Audited
                                                              2004    first half          2003
                                                          (pound)m          2004      (pound)m
                                                                        (pound)m

Increase/(decrease) in cash                                    141            (4)           10
Increase/(decrease) in liquid resources                         82          (120)           96
(Increase)/decrease in debt                                    (54)          (93)          143
Premium received on issue of loans                              (8)            -             -
Issue costs of new loans                                        15             -            16
                                                          ---------     ---------     ---------

Change in net debt resulting from cash flows in period         176          (217)          265
Net funds from acquisitions                                      3             -             -
Effect of foreign exchange rate changes                         (9)           29           (41)
Other non-cash changes                                         (11)           (2)           (1)
                                                          ---------     ---------     ---------

Movement in net debt during the period                         159          (190)          223

Net debt at beginning of the period                         (1,013)       (1,013)       (1,236)
                                                          ---------     ---------     ---------

Net debt at end of the period                                 (854)       (1,203)       (1,013)

                                                          =========     =========     =========




Analysis of net debt

                                                           Audited     Unaudited       Audited
                                                              2004    first half          2003
                                                          (pound)m          2004      (pound)m
                                                                        (pound)m

Cash at bank and in hand                                       383           225           242
Bank overdrafts                                                (32)          (27)          (34)
Short term investments                                         217            15           138
Long term borrowings                                        (1,367)       (1,302)       (1,239)
Other loans                                                    (14)          (73)          (78)
Obligations under finance leases                               (41)          (41)          (42)
                                                          ---------     ---------     ---------

                                                              (854)       (1,203)       (1,013)
                                                          =========     =========     =========


                       Corus Group plc 2004 Preliminary Results - Main Report 18

Supplementary information


                                                           Audited     Unaudited       Audited
                                                              2004    first half          2003
                                                          (pound)m          2004      (pound)m
                                                                        (pound)m
1.a Turnover by division
    Strip Products                                           4,724         2,222         3,916
    Long Products                                            2,605         1,275         2,149
    Distribution & Building Systems                          2,606         1,225         2,272
    Aluminium                                                1,092           537         1,028
    Central & other                                             67            32            63
                                                          ---------     ---------     ---------

    Gross turnover                                          11,094         5,291         9,428
    Less: intra-group turnover                              (1,762)         (814)       (1,475)
                                                          ---------     ---------     ---------

    Group turnover                                           9,332         4,477         7,953

                                                          =========     =========     =========

    comprising:

    Strip Products                                           3,883         1,820         3,182
    Long Products                                            1,855           948         1,536
    Distribution & Building Systems                          2,534         1,184         2,230
    Aluminium                                                1,052           520           992
    Central & other                                              8             5            13
                                                          ---------     ---------     ---------

    Group turnover                                           9,332         4,477         7,953

                                                          =========     =========     =========


1.b Group turnover by destination
    UK                                                       2,614         1,282         2,148
    Europe (excluding UK)                                    4,983         2,373         4,153
    North America                                              923           466           781
    Other areas                                                812           356           871
                                                          ---------     ---------     ---------

                                                             9,332         4,477         7,953

                                                          =========     =========     =========



Comparative information in the segmental results has been re-presented on the new divisional structure, as described on page 2 of the 'Review of the Period'.


                       Corus Group plc 2004 Preliminary Results - Main Report 19

Supplementary information


                                                         Unaudited     Unaudited     Unaudited
                                                              2004    first half          2003
                                                                Kt          2004            Kt
                                                                              Kt
2.a Sales volume by division
    Strip Products                                          12,060         6,164        11,592
    Long Products                                            8,172         4,181         8,194
    Distribution & Building Systems                          6,348         3,210         6,942
    Aluminium                                                  656           330           598
    Central & other                                              -             -             2
                                                          ---------     ---------     ---------

    Gross sales volume                                      27,236        13,885        27,328
    Less: intra-group                                       (5,713)       (2,665)       (5,860)
                                                          ---------     ---------     ---------

    Group sales volume                                      21,523        11,220        21,468

                                                          =========     =========     =========
    comprising:

    Strip Products                                           9,574         4,890         8,700
    Long Products                                            5,110         2,822         5,279
    Distribution & Building systems                          6,195         3,183         6,900
    Aluminium                                                  644           325           587
    Central & other                                              -             -             2
                                                          ---------     ---------     ---------

    Group sales volume                                      21,523        11,220        21,468
                                                          =========     =========     =========


2.b Group sales volume by destination
    UK                                                       6,336         3,391         6,281
    Europe (excluding UK)                                   10,989         5,648         9,979
    North America                                            1,958         1,098         1,789
    Other areas                                              2,240         1,083         3,419
                                                          ---------     ---------     ---------

                                                            21,523        11,220        21,468

                                                          =========     =========     =========



Comparative information in the segmental results has been re-presented on the new divisional structure, as described on page 2 of the 'Review of the Period'.


                       Corus Group plc 2004 Preliminary Results - Main Report 20

Supplementary information


                                                           Audited     Unaudited       Audited
                                                              2004    first half          2003
                                                          (pound)m          2004      (pound)m
                                                                        (pound)m
3.  Total operating costs

    Raw materials & consumables                              4,178         1,964         3,516
    Maintenance costs
    (excluding own labour)                                     808           388           696
    Other external charges                                   1,343           693         1,296
    Employment costs                                         1,780           879         1,745
    Depreciation & amortisation
    (net of grants released)                                   308           145           364
    Other operating costs                                      565           312           559
    Changes in stock                                          (213)          (44)            3
    Own work capitalised                                       (19)           (7)          (18)
                                                          ---------     ---------     ---------

                                                             8,750         4,330         8,161

                                                          =========     =========     =========

4.  Restructuring and impairment costs

    As included in total operating costs:

      -  Redundancy and related costs                           26            13            51
      -  Accelerated depreciation                              (19)           (9)           47
      -  Accelerated amortisation                               20             -             1
      -  Other asset write-downs                                13             9            15
      -  Other rationalisation costs                             5             -            28
                                                          ---------     ---------     ---------

                                                                45            13           142

                                                          =========     =========     =========

    comprising:

    Strip Products                                              20            (1)           22
    Long Products                                              (38)            7            91
    Distribution & Building Systems                             16             4            19
    Aluminium                                                   41             1             5
    Central & other                                              6             2             5
                                                          ---------     ---------     ---------

                                                                45            13           142

                                                          =========     =========     =========


                       Corus Group plc 2004 Preliminary Results - Main Report 21

Supplementary information


                                                           Audited     Unaudited       Audited
                                                              2004    first half          2003
                                                          (pound)m          2004      (pound)m
                                                                        (pound)m

5.  Group operating result

    After restructuring and impairment costs:
    Strip Products                                             366           111            25
    Long Products                                              215            24          (138)
    Distribution & Building Systems                             67             7           (20)
    Aluminium                                                    9            26            26
    Central & other                                            (75)          (21)         (101)
                                                          ---------     ---------     ---------

                                                               582           147          (208)

                                                          =========     =========     =========


    Before restructuring and impairment costs:
    Strip Products                                             386           110            47
    Long Products                                              177            31           (47)
    Distribution & Building Systems                             83            11            (1)
    Aluminium                                                   50            27            31
    Central & other                                            (69)          (19)          (96)
                                                          ---------     ---------     ---------

                                                               627           160           (66)

                                                          =========     =========     =========


6.  Net interest & investment income

    Interest receivable                                         13             4            13
    Interest payable                                          (118)          (51)         (109)
    Charges arising on redemption of bond                      (11)            -             -
    Finance leases                                              (2)           (1)           (2)

                                                          ---------     ---------     ---------
    Group                                                     (118)          (48)          (98)


    Joint ventures & associated undertakings                    (3)           (1)           (3)
                                                          ---------     ---------     ---------

                                                              (121)          (49)         (101)

                                                          =========     =========     =========


                       Corus Group plc 2004 Preliminary Results - Main Report 22

Supplementary information


                                                           Audited     Unaudited       Audited
                                                              2004    first half          2003
                                                          (pound)m          2004      (pound)m
                                                                        (pound)m
7.  Taxation

    UK corporation tax                                          55             9             3
    Double tax relief                                          (55)           (9)           (3)
    UK prior year credit                                         -             -            (3)
    Overseas prior year (credit)/charge                         (1)            1             8
    Overseas taxes                                             106            56            38
                                                          ---------     ---------     ---------

    Current tax                                                105            57            43
    UK deferred tax                                              -             -             -
    Overseas deferred tax                                        8             4             9
                                                          ---------     ---------     ---------

    Group tax                                                  113            61            52
    Joint ventures                                               6             3             1
                                                          ---------     ---------     ---------

                                                               119            64            53

                                                          =========     =========     =========


    Deferred tax assets amounting to (pound)150m have been recognised at 1
    January 2005 (2003: (pound)143m). The deferred tax assets in respect of tax losses are recoverable against future forecast taxable profits within a time horizon that the directors consider to be more likely than not to occur.
    Deferred tax assets have not been recognised in respect of losses with a value of (pound)1,706m (2003: (pound)1,749m) of which (pound)1,218m (2003:
    (pound)1,197m) are UK losses.


8. Reconciliation of Group operating profit/(loss) to net cash flow from operating activities

    Group operating profit/(loss)                              582           147          (208)
    Depreciation & amortisation
    (net of grants released)                                   308           145           364
    Restructuring costs (excluding
    accelerated depreciation)                                   44            22            94
    Utilisation of rationalisation provisions                  (49)          (25)          (44)
    Increase in stocks                                        (357)         (149)          (18)
    (Increase)/decrease in debtors                            (273)         (360)           95
    Increase/(decrease) in creditors                           290           181           (87)
    Other movements (net)                                       23             4            28
                                                          ---------     ---------     ---------

    Net cash inflow/(outflow) from operating activities        568           (35)          224

                                                          =========     =========     =========


                       Corus Group plc 2004 Preliminary Results - Main Report 23

Supplementary information


                                                           Audited     Unaudited       Audited
                                                              2004    first half          2003
                                                          (pound)m          2004      (pound)m
                                                                        (pound)m
9.  Stocks
    Raw materials                                              652           602           511
    Work in progress                                           483           413           410
    Finished goods                                             597           485           483
                                                          ---------     ---------     ---------

                                                             1,732         1,500         1,404

                                                          =========     =========     =========

10. Securitisation of trade debtors

    Securitised gross trade debtors                            406           465           338
    Less non-returnable proceeds                              (275)         (215)         (215)
                                                          ---------     ---------     ---------

    Net securitised trade debtors                              131           250           123
    Other trade debtors                                      1,070         1,044           847
                                                          ---------     ---------     ---------

                                                             1,201         1,294           970

                                                          =========     =========     =========

11. Capital expenditure

    Purchase of tangible fixed assets                          312           125           163
    Movement in capital creditors                               65            14             -
                                                          ---------     ---------     ---------

                                                               377           139           163

                                                          =========     =========     =========

12. Reconciliation of Group operating profit/(loss) to
    EBITDA before restructuring and impairment costs
    (unaudited)
    Group operating profit/(loss)                              582           147          (208)
    Restructuring costs (excluding accelerated
    Depreciation & amortisation)                                44            22            94
    Depreciation & amortisation (net of grants released)       308           145           364
                                                          ---------     ---------     ---------

                                                               934           314           250

                                                          =========     =========     =========
    comprising:

    Strip Products                                             562           201           239
    Long Products                                              240            65            15
    Distribution & Building Systems                            107            22            22
    Aluminium                                                   89            48            74
    Central & other                                            (64)          (22)         (100)
                                                          ---------     ---------     ---------

                                                               934           314           250

                                                          =========     =========     =========


                       Corus Group plc 2004 Preliminary Results - Main Report 24

Supplementary information


                                                           Audited     Unaudited       Audited
                                                              2004    first half          2003
                                                                            2004


13.  Employees                                              Number        Number        Number

     Average weekly numbers employed:
     UK                                                     24,500        24,500        25,100
     Netherlands                                            11,300        11,400        11,600
     Germany                                                 5,900         5,900         6,200
     Other countries                                         6,900         7,100         7,400
                                                          ---------     ---------     ---------

                                                            48,600        48,900        50,300

                                                          =========     =========     =========

     Numbers employed at end of period:
     UK                                                     24,400        24,300        24,600
     Netherlands                                            11,200        11,300        11,400
     Germany                                                 5,800         5,800         6,000
     Other countries                                         6,900         7,100         7,400
                                                          ---------     ---------     ---------

                                                            48,300        48,500        49,400

                                                          =========     =========     =========
     Comprising:

     Strip Products                                         22,600        22,300        22,900
     Long Products                                          12,900        13,400        13,600
     Distribution & Building Systems                         5,800         5,900         5,900
     Aluminium                                               5,700         5,700         5,700
     Central & other                                         1,300         1,200         1,300
                                                          ---------     ---------     ---------

                                                            48,300        48,500        49,400

                                                          =========     =========     =========

14.  Summary FRS 17 disclosure (net pension               (pound)m      (pound)m      (pound)m
     (liability)/asset)


     As measured in accordance with the
     UK requirements of FRS 17:
     Total market value of assets                           11,948        11,080        11,321
     Present value of schemes' liabilities                 (11,882)      (11,032)      (11,203)
                                                          ---------     ---------     ---------

     Recoverable surplus in relation to the
     Group's main schemes                                       66            48           118

     Net deficit for other schemes                            (131)         (131)         (131)

     Related deferred tax asset                                 35            36            15
                                                          ---------     ---------     ---------

     Net pension(liability)/asset                              (30)          (47)            2

                                                          =========     =========     =========


     Of the net pension (liability)/asset above, (pound)263m (December 2003:
     (pound)289m; June 2004: (pound)233m) relates to schemes in surplus and (pound)293m (December 2003: (pound)287m; June 2004: (pound)280m) relates to schemes in deficit.


                       Corus Group plc 2004 Preliminary Results - Main Report 25

Supplementary information


                                                           Audited     Unaudited       Audited
                                                              2004    first half      Restated
                                                          (pound)m          2004          2003
                                                                        (pound)m      (pound)m
15.  US GAAP

     Profit/(loss) for financial period                        446           100          (305)

     Adjustments:
     Amortisation of goodwill                                    4             4             7
     Interest costs capitalised                                 23             8             8
     Depreciation of capitalised interest                      (19)           (8)          (26)
     Software costs                                             18             -             -
     Pension costs                                             (40)          (19)           (2)
     Stock-based employee compensation awards                   (4)           (3)          (13)
     Disposal of Group undertaking                              10             -             -
     Accelerated depreciation                                  (72)           (3)          (57)
     Profit on disposal of fixed assets                          2             1            (6)
     Deferred taxation                                           4            15            (7)
     Profit/(loss) on commodity derivatives                      1            (9)           42
     (Loss)/profit on foreign currency derivatives             (18)          (13)            3
     Debt issue costs                                          (11)           (3)           11
                                                       ------------  ------------ -------------

     Profit/(loss) for financial period - US GAAP              344            70          (345)

                                                       ============  ============ =============

     Profit/(loss) for financial period arising from:
       Continuing operations                                   293            48          (242)
       Discontinued operations                                  51            22          (103)

                                                       ============  ============ =============
     Basic earnings per ADS - US GAAP
       Continuing operations                           (pound)0.66   (pound)0.11  (pound)(0.74)
       Discontinued operations                         (pound)0.11   (pound)0.05  (pound)(0.31)

                                                       ============  ============ =============
     Diluted earnings per ADS - US GAAP
       Continuing operations                           (pound)0.61   (pound)0.11  (pound)(0.74)
       Discontinued operations                         (pound)0.11   (pound)0.05  (pound)(0.31)

                                                       ============  ============ =============

     Shareholders' equity - UK GAAP                          3,258         2,836         2,796

     Adjustments:
     Additional goodwill under US GAAP                          16            17            13
     Purchase consideration                                    (25)          (26)          (26)
     Interest costs capitalised (net of depreciation)          102            95            98
     Software costs                                             18             -             -
     Pension costs                                             267           286           312
     Accelerated depreciation                                   26            95            98
     Deferred taxation                                        (136)         (127)         (142)
     Assets arising from derivatives                            26            21            43
     Deferred profits on fixed asset disposals                 (27)          (28)          (29)
     Debt issue costs                                            -             8            11
                                                       ------------  ------------ -------------

     Shareholders' equity - US GAAP                          3,525         3,177         3,174

                                                       ============  ============ =============

     Shareholders' equity relating to:
     Continuing operations                                   3,525         3,148         3,105
     Discontinued operations                                     -            29            69


                       Corus Group plc 2004 Preliminary Results - Main Report 26

Principal divisional activities                                                                              Appendix

---------------------------------------------------------------------------------------------------------------------

Strip Products Division

Corus Strip Products IJmuiden and          Corus Tubes                           Corus Special Strip
Corus Strip Products UK                    Steel tubes, hollow sections, line    Plated and clad precision strip
Hot rolled steel strip and cold rolled     pipe and pipeline project             products with specialist finishes
and metallic coated steel                  management


Corus Packaging Plus                       Corus Colors                          Cogent Power
Light gauge coated steel for packaging     Organic coated steels                 Electrical steels, transformer cores,
and non-packaging applications                                                   generator and motor laminations


---------------------------------------------------------------------------------------------------------------------

Long Products Division

Corus Construction & Industrial            Corus Rail                            Downstream Long Products
Plate, sections, wire rod and semi-        Railway products, design and          businesses
finished steel                             consultancy, rail infrastructure      Custom designed hot rolled special
                                           contracting                           steel profiles, hot and cold narrow
                                                                                 strip
Corus Engineering Steels                                                         Teesside Cast Products
Engineering billet, rolled and bright bar                                        Slab and bloom


---------------------------------------------------------------------------------------------------------------------

Distribution and Building
Systems Division

Corus Distribution and                     Corus International                   Corus Consulting
Building Systems                           Tailored product and service          Consultancy, technology, training
Service centres, further material          solutions for international projects  and operational assistance to the
processing and building systems            and international trade               steel and aluminium industries


---------------------------------------------------------------------------------------------------------------------

Aluminium Division

Corus Primary Aluminium                    Corus Aluminium Rolled                Corus Aluminium Extrusions
Extrusion billets, slabs and ingots        Products                              Soft and hard extruded profiles,
                                           Rolled plate, sheet and coil          rod and bars


                       Corus Group plc 2004 Preliminary Results - Main Report 27